

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Philip Capron
Chief Executive Officer
Mission First Capital LLC
100 Seventh Street, Suite 104
Portsmouth, VA 23704

> **Re: Mission First Capital LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed February 16, 2021**
> **File No. 024-11396**

Dear Mr. Capron:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 22, 2021 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed February 16, 2021

General

1. We note your response to comment 4 and that you are offering an aggregate of 1,000,000 membership interests depending upon the holding period selected by each investor. Please revise your offering circular to indicate the amount of each class being offered. Refer to Item 501(b)(2) of Regulation S-K.

2. Please have your principal accounting officer sign the offering statement or clarify, if true, that the chief financial officer also serves in such capacity. Refer to Instruction 1 to Instructions to Signatures of Form 1-A.

3.   We note your response to comment 5 and that if you engage a broker-dealer you will file a post-qualification amendment. Please tell us how you intend to comply with Exchange Act Rules 15c2-4 and 10b-9.

<u>Withdrawal and Redemption Policy, page 52</u>

4.   We note that there is a mandatory redemption provision attached to each class of Membership Interests. Please revise your offering circular to disclose the material terms of the mandatory redemption provision. In this regard, please update your disclosure regarding the redemption program. For example only, the risk factor on page 12 states that no one is allowed to redeem their interests for the first 12 months; however, Section 4.2 of your operating agreement states that no member may withdraw within the first 36 months.

    You may contact Jorge Bonilla at 202-551-3414 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Erin E. Martin at 202-551-3391 with any other questions.

                                 Sincerely,

                                 Division of Corporation Finance
                                 Office of Real Estate & Construction